Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Stronger in Asia by Penetrating the Indian Market

Laval, Québec, CANADA – June 6, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.V.NTB) announces that it has appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and brings along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry. It has introduced several nutraceutical products in the Indian market for the first time.

Neptune is continuously pursuing its growth worldwide and emerging markets such as India will bring major contribution to Neptune’s future revenues. The Indian market is looked upon as very promising with a GDP that has surpassed China’s GDP for the very first time in 2010. India as a society and culture has been at the forefront of Alternative medicine for centuries.

‘‘After evaluating different novel products to promote in India, we came to the conclusion that Neptune Krill Oil stands above all’’ stated Raj Nakra, Managing Director of Raj Nakra Associates.

‘‘Furthermore, we believe that Neptune Krill Oil will be very well received in India. The country has over 300 million people in middle class who are becoming increasingly aware of the need for wellness and prevention rather than treatment of disease. Rising rate of cardiac incidents in India is another major factor propelling the growth of nutraceutical and functional foods, which promote heart health. As a matter of fact, we have already received sizeable commitments from important players of the Indian market for Neptune Krill Oil’’ added Raj Nakra.

‘‘Looking at the growing pace of the Indian economy and the Governmental focus on its desire to become a major and dominant economic power within the democratic world has to capture one’s attention. Based on market analysis and forecast of Raj Nakra Associates, we anticipate that India could represent as much as 15% of Neptune overall revenues within the next 5 years’’ added André Godin, CFO of Neptune.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.